March 4, 2005

**DREYFUS PREMIER FINANCIAL SERVICES FUND
(A SERIES OF DREYFUS PREMIER OPPORTUNITY FUNDS)**

**Supplement to Prospectus
dated February 1, 2005**

The following information supersedes and replaces the information in the third paragraph contained in the section of the Fund's Prospectus entitled "Management":

The fund's primary portfolio manager is William B. Rubin, who had been a co-primary portfolio manager of the fund since October 2002. Mr. Rubin joined Dreyfus in August 2002 as a senior managing analyst in its equity research and management department covering banks, thrifts and specialty finance companies. Prior to joining Dreyfus, Mr. Rubin spent three years covering the financial sector for Keefe Managers, Inc., a hedge fund focused solely on the financial services sector.

March 4, 2005

**DREYFUS PREMIER FINANCIAL SERVICES FUND
(A SERIES OF DREYFUS PREMIER OPPORTUNITY FUNDS)**

**Supplement to Statement of Additional Information
dated February 1, 2005**

**The following information supersedes and replaces any contrary information
contained in the section of the Fund's Statement of Additional Information entitled
"Portfolio Management":**

Dreyfus Premier Financial Services Fund's primary portfolio manager is William B.
Rubin.